Albany International Corp.

PO Box 1907

Albany, NY 12201-1907 USA

(1373 Broadway, Albany, NY 12204)

Tel: 518 445 2225

Fax: 518 445 2250

michael.nahl@albint.com

www.albint.com

Michael C. Nahl

Executive Vice President & Chief Financial Officer

November 11, 2008

Mr. H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp. – Form 10-K for the Year Ended December 31, 2007,
and Definitive Proxy Statement on Schedule14A SEC File No. 1-10026

Dear Mr. Owings:

We are pleased to respond to your letter dated October 14, 2008. For ease of review, we have set forth below the numbered comments from your letter and our responses thereto.

With respect to those responses that involve proposed revisions to the manner in which the related items were addressed in the 2007 10-K or June 30, 2008 10-Q, we have included in our response an illustration of how we expect the disclosure to appear in future filings.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Review of Operations, page 38

2007 vs. 2006, page 38

1.

We have reviewed your response to comment 7 in our letter dated May 5, 2008. Since you finalized the contract negotiations during 2006, and the contract was retroactive to January 1, 2006, it is unclear to us why the change in timing of transfer of title would affect the change in your net sales for PMC for 2007 versus 2006, since we assume that, including your reversal of revenue in 2006 immediately following finalization of the new contract, revenues were recognized in the same manner for both annual periods. Instead, given the January 1, 2006 effective date of this change, this would appear to solely impact your comparison of 2005 versus 2006. Either further explain why the change in contract terms is used to explain fluctuations from 2006 to 2007, or advise us if our understanding or assumptions are incorrect. To the extent applicable in future filings, you should also better explain this matter to your readers.

Response: The new contract, while not finalized and executed until the fourth quarter of 2006, by its terms applied retroactively to all business transacted with the customer since January 1, 2006.  As explained in our initial response, under the terms of the old contract, the Company’s revenue recognition policy permitted sales to be recorded upon product delivery.  Under the new contract, title was expressly retained by the Company until installation on the customer’s machine.  As a result, the Company recorded revenues during 2006 at the time of delivery.  Once the new agreement was executed, any revenue recorded for a product that had been delivered but had not yet, as of the date the agreement was executed, been installed on the machine had to be reversed.  In other words, if the contract had been finalized and executed on January 1, 2006 on the same date it became effective, there would have been no revenue reversal, but rather a period where we were shipping products to the customer, but not recognizing revenue, thereby causing a temporary trough in the revenue stream, and causing a comparability issue between 2006 and other years. Accordingly, there was in fact an event which caused 2006 revenues to be $8 million lower than comparable periods. We believe that the analytical comparison of sales that we have made in the MD&A discloses this event in such a way that the reader can understand the effect that the new contract had on comparability of net sales year-over-year change.

Liquidity and Capital Resources, page 43

2.

We have reviewed your response to comment 9 in our letter dated May 5, 2008. We note your discussion of the PMC strategic investment program in the sixth risk factor and note your discussion of your deliberate, intensive three-year process of restructuring and performance improvement initiatives in MD&A Trends and MD&A Outlook. If your strategic investment program is part of your performance improvement initiatives, please clarify that in MD&A. Additionally, absent disclosure of the specific components of the PMC strategic investment program that caused increased capital expenditures, please provide a cross reference to the sixth risk factor in your discussion of capital expenditures so that a reader will be aware that the increase was due to the construction of a new paper machine clothing manufacturing facility in China, additional forming fabric capacity in Korea and Brazil, and additional dryer fabric capacity in the Company’s existing plant in Panyu, China.

Response: In our 10-Q for the quarter ended September 30, 2008, we provided more information about the capital expenditures, including a cross-reference as you have suggested. Please see below an excerpt from the third quarter Liquidity and Capital Resources section:

Net cash provided by operating activities was $31.9 million for the first three quarters of 2008, compared to $39.3 million for the same period of 2007. For the first nine months of 2008, capital spending was $105.0 million, compared to

$90.7 million in 2007. The increase in 2008 principally relates to the PMC investments that are part of the Company’s three-year performance improvement plan as described in “Trends” above, and in “Risk Factors”. The Company expects capital spending to be approximately $150 million in 2008, and has decreased its estimate for 2009 from $70 million to $60 million. Depreciation and amortization were $13.6 million and $2.1 million, respectively, for the third quarter of 2008. Depreciation and amortization are estimated to be $60 million and $7 million for 2008, and $70 million and $8 million for 2009.

Critical Accounting Policies and Assumptions, page 48

3.

We have reviewed your response to comment 10 in our letter dated May 5, 2008 and reissue the comment. We reiterate that the purpose of critical accounting policies is to provide insight into the variability of management’s estimates for accounting policies that you consider critical. In doing so, you should discuss the uncertainties in your estimates and, if you believe that other outcomes are reasonably likely to occur and may materially affect your financial statements you should quantify the sensitivity of your estimates to these reasonably likely changes. We believe that information would be beneficial to an investor in gaining insight to the potential effect on your financial statements given a change in a significant estimate.

Response: We have performed another review of our own accounting policies, and have also researched the Critical Accounting Policy disclosures of many other companies. Our third quarter 10Q includes several additions and enhancements to our Critical Accounting Policy disclosures. Below, please see the text that was included in our recently filed 10Q.

Critical Accounting Policies and Assumptions

The following should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

The Company’s discussion and analysis of its financial condition and results of operations are based on the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Some of these estimates require judgments about matters that are inherently uncertain.

Accounting policies whose application may have a significant effect on the reported results of operations and financial position, and that can require judgments by management that affect their application, include FAS No. No. 5, “Accounting for Contingencies,” FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” FAS No. 142, “Goodwill and Other Intangible Assets,” FAS No. 87, “Employers’ Accounting for Pensions,” FAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions,” as amended by FAS No. 132 and 132(R), “Employers’ Disclosures About Pension and Other Postretirement Benefits,” FAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” and FAS No. 109, “Accounting for Income Taxes,” including recent accounting requirements under FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.”

The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, title has been transferred, the selling price is fixed, and collectability is reasonably assured. The timing of revenue recognition is dependent upon the contractual arrangement between the Company and its customers. These arrangements, which may include provisions for transfer of title and guarantees of workmanship, are specific to each customer. Some of these contracts provide for title transfer upon delivery, or upon reaching a specific date, while other contracts provide for title transfer to occur upon consumption of the product. Sales contracts in the Albany Door Systems segment may include product and installation services. For these sales, the Company applies the provisions of EITF 00-21, “Revenue Arrangements with Multiple Deliverables”. The Company’s contracts that include product and installation services generally do not qualify as separate units of accounting and, accordingly, revenue for the entire contract value is recognized upon completion of installation services. The Company limits the concentration of credit risk in receivables by closely monitoring credit and collection policies. The Company records allowances for sales returns as a deduction in the computation of net sales. Such provisions are recorded on the basis of written communication with customers and/or historical experience.

Products and services provided under long-term contracts represent a significant portion of sales in the Engineered Composites segment. The Company uses the percentage of completion method for accounting for these projects. That method requires significant judgment and estimation, which could be considerably different if the underlying circumstances were to change. When adjustments in estimated contract revenues or costs are required, any changes from prior estimates are included in earnings in the current period. Additionally, the fact that these projects are long-term could increase the chance that a party to the contact may be unable to fulfill their obligations.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company maintains reserves for possible impairment in the value of inventories. Such reserves can be specific to certain inventory, or general based on judgments about the overall condition of the inventory. General reserves are established based on percentage write-downs applied to aged inventories, or for inventories that are slow-moving. If actual results differ from estimates, additional inventory write-downs may be necessary.

The net carrying amount of property, plant and equipment (PP&E) was $576.6 million, or 37% of total assets, as of September 30, 2008. For the nine months ended September 30, 2008 depreciation expense totaled $43.6 million, or 5% of operating expenses. Given the significance of PP&E and associated depreciation to the Company’s financial statements, determination of an asset’s cost basis and its economic useful life are considered critical accounting estimates. PP&E is recorded at cost, which is generally objectively quantifiable when assets are purchased singly. However, when assets are purchased in groups, as would be the case for a business acquisition, costs assigned to PP&E are based on an estimate of fair value of each asset at the date of acquisition. These estimates are based on assumptions about asset condition, remaining useful life and market conditions. The Company may employ expert appraisers to aid in allocating cost to assets purchased as a group. Included in the cost basis of PP&E are those costs that substantially increase the useful lives or capacity of existing PP&E. Significant judgment is needed to determine which costs should be capitalized under these criteria, and which should be expensed as repairs and maintenance costs. Economic useful life is the duration of time an asset is expected to be productively employed by the Company, which may be less than its physical life. Management’s estimate of useful life is monitored to determine its appropriateness, especially in light of changed business circumstances. Changes in these estimates that affect PP&E could have a significant impact on the Company’s financial statements. However, significant adjustments have not been required in recent years. Management also monitors changes in business conditions and events such as a plant closure that could indicate that PP&E asset values are impaired. The determination of asset impairment involves significant judgment about market values and future cash flows.

Goodwill amounted to $194.2 million at September 30, 2008 or 12% of total assets. A goodwill impairment exists when the carrying amount of goodwill exceeds its fair value. Assessments of possible impairment of goodwill are made when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable through future operations. Additionally, testing for possible impairment of recorded goodwill and intangible asset balances is required annually. The amount and timing of any impairment charges based on these assessments require the estimation of future cash flows and the fair market value of the related assets based on management’s best estimates of certain key factors, including future selling prices and volumes, operating, raw material, energy and freight costs, and various other projected operating and economic factors. As these key factors change in future periods, the Company will update its impairment analysis to reflect its latest estimates and projections.

The Company has investments in other companies that are accounted for under either the cost method or equity method of accounting. Investments accounted for under the equity method are included in Investments in associated companies. The Company performs regular reviews of the financial condition of the investees to determine if its investment is impaired. If the financial condition of the investees were to no longer support their valuations, the Company would record an impairment provision.

The Company is self insured for some employee and business risks, including health care and workers compensation programs in the United States. Losses under all of these programs are accrued based upon estimates of the ultimate liability for claims reported and an estimate of claims incurred but not reported, with assistance from third-party actuaries and service providers. However, liabilities are difficult to assess and estimate due to unknown factors, including the severity of an illness or injury and the number of incidents not reported. The accruals are based upon known facts and historical trends and management believes such accruals to be adequate. If actual results significantly differ from estimates used to calculate the liability, the Company’s financial condition, results of operations and cash flows could be materially impacted.

The Company has pension and postretirement benefit costs and liabilities that are developed from actuarial valuations. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets, which are updated on an annual basis. The Company is required to consider current market conditions, including changes in interest rates, in making these assumptions. Changes in the related pension and postretirement benefit costs or credits may occur in the future due to changes in the assumptions. The amount of annual pension plan funding and annual expense is subject to many variables, including the investment return on pension plan assets and interest rates. Assumptions used for determining pension plan liabilities and expenses are evaluated and updated at least annually. The largest benefit plans are the U.S. pension plan and the U.S. postretirement benefits plan, which account for 41% and 21% of the total company benefit obligations as of the September 30, 2007. Discount rate assumptions are based on the population of plan participants and a mixture of high-quality fixed income investments for which the average maturity approximates the average remaining service period of plan participants. The largest portion of pension plan assets (35% for the U.S. plan and 74% for non-U.S. plans) was invested in equities.

The assumption for expected return on plan assets is based on historical and expected returns on various categories of plan assets. The U.S. plan accounts for 64% of the total consolidated pension plan assets. The actual return on assets in the U.S.

pension plan for 2007 was 71% of the total assumed return. For the U.S. pension plan, 2007 pension expense was determined using the 1983 Group Annuity Mortality table. The benefit obligation as of September 30, 2007 was calculated using the RP-2000 Combined Healthy Mortality Table projected to 2015 using Scale AA with phase-out and without collar adjustment. Weakness in investment returns and low interest rates, or deviations in results from other assumptions, could result in the Company making equal or greater pension plan contributions in future years, as compared to 2007. Including anticipated contributions for all pension plans, the Company estimates that contributions will amount to approximately $9.6 million for 2008, compared to actual contributions for 2007 of $20.8 million. The Company adopted the provisions of FAS No. 158 in the fourth quarter of 2006, resulting in an increase of $23.7 million in noncurrent deferred tax assets, a decrease of $5.6 million in intangible assets, an increase of $59.6 million in pension liabilities, and an increase of $41.5 million in accumulated other comprehensive losses.

The Company records deferred income tax assets and liabilities for the tax consequences of differences between financial statement and tax bases of existing assets and liabilities. A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount expected to be realized. In the event it becomes more likely than not that some or all of the deferred tax asset allowances will not be needed, the valuation allowance will be adjusted. Management judgment is required to determine income tax expense and the related balance sheet amounts. Judgments are required concerning the ultimate outcome of tax contingencies and the realization of deferred tax assets. Actual income taxes paid may differ from estimates, depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by authorities. Additionally, tax assessments may arise several years after the tax returns have been filed. The Company believes its recorded tax liabilities adequately provide for the estimated outcome of these assessments.

The Company has contingent liabilities for litigation, claims and assessments that result from the ordinary course of business. These matters are more fully described in Notes to the Consolidated Financial Statements.

The Company has certain financial assets and liabilities that are measured at fair market value on a recurring basis, in accordance with FAS No. 157. Fair market values are based on assumptions that market participants would use in pricing an asset or liability, which include review of observable inputs, market quotes, and assumptions of expected cash flows. In certain cases this determination of value may require some level of valuation analysis, interpretation of information, and judgment. As these key observable inputs and assumptions change in future periods, the Company will update its valuation to reflect market conditions.

A substantial portion of the Company’s sales is denominated in Euros or other foreign currencies. As a result, the Company may enter into foreign currency or other derivative contracts from time to time in order to mitigate volatility in the Company’s earnings, which can be caused by changes in currency exchange rates. To qualify for hedge accounting under FAS 133, the hedging relationship between the hedging instrument and the hedged item must be effective in achieving the offset of changes that are attributable to the hedged risk, both at the inception of the hedge and on a continuing basis until maturity or settlement of the hedging instrument. Hedge effectiveness, which would be tested by the Company periodically, is dependent upon market factors and changes in currency exchange rates, which are unpredictable. In the event that the hedged item falls below the hedging instrument, any gains and losses related to the ineffective portion of the hedge will be recognized in the current period in earnings.

Financial Statements, page 53

Notes to Consolidated Financial Statements, page 59

1. Accounting Policies – Revenue Recognition, page 59

4.

We have reviewed your response to comment 11 in our letter dated May 5, 2008. Given your vast offerings of products and services in each segment as well as the varying contractual terms resulting in different revenue recognition policies, we believe your revenue recognition policy should be more robust and informative. As indicated in Question 1 to SAB Topic 13:B, since you have different policies for different types of revenue transactions, we believe the policy for each material type of transaction should be disclosed. Based on your response, it appears that in addition to recognizing revenue at the time of delivery as is addressed in your current policy, in certain cases title is transferred and revenue is recognized when products are consumed by the customer or on a specified date regardless of when delivery occurs. Either revise your policy to address these types of transaction or demonstrate to us that the revenue generated by these transactions was immaterial for each year included in your financial statements. Additionally, notwithstanding your proposed revision to state within the description of your business that revenues earned from services are insignificant, we believe that the best practice is to briefly address your revenue recognition policy for services within your revenue recognition accounting policy footnote to provide all relevant revenue recognition information to your readers in one concise location.

Response: In our response of May 5, 2008, we had proposed clarifying language that described some services that are provided in the Paper Machine Clothing segment, and that the revenues earned from those services were insignificant. We wish to clarify that the revenues earned from these types of services are less than $200,000 per year. Accordingly, we continue to believe that disclosure of revenue recognition policies for these services is not warranted.

In response to your request that our revenue recognition policy explain that the timing of revenue recognition varies based on the terms of the contract, we would like to clarify that in the cases when revenue is recognized on a specific date, delivery has occurred prior to that date, but title transfer occurs on that date. Additionally, we propose to revise the relevant paragraph of our accounting policies disclosure in the 10-K to read as follows:

Revenue Recognition

The Company records sales when persuasive evidence of an arrangement exists, delivery has occurred, title has been transferred, the selling price is fixed, and collectability is reasonably assured. The Company includes in revenue any amounts invoiced for shipping and handling. The timing of revenue recognition is dependent upon the contractual arrangement between the Company and its customers. These arrangements, which may include provisions for transfer of title and guarantees of workmanship, are specific to each customer. Some of these contracts provide for a transfer of title upon delivery, or upon reaching a specific date, while other contracts provide for title transfer to occur upon consumption of the product.

5.

Please refer to the third bullet point of comment 11 in our letter dated May 5, 2008. As previously requested, please explain to us at what point you recognize revenue for any fabrics that you store for delivery to users, and if you recognize revenue prior to delivery of these fabrics, explain to us in detail how you determined your methodology was appropriate under SAB Topic 13.

Response: It is our policy that revenue is not recognized if delivery has not occurred, and accordingly, we do not engage in “bill and hold” transactions. The value of any products stored for delivery to the customer would be included in Inventories.

12. Reportable Segments and Geographic Data, page 78

6.

We have reviewed your response to comment 14 in our letter dated May 5, 2008, including your proposed revision to your current disclosures. As previously requested, please briefly disclose the types of assets you included in the “other” unallocated assets line item ($86,507 at December 31, 2007) in your reconciliation on page 81 as we believe this information is useful to your readers in understanding how management views and evaluates your segments.

Response: The other unallocated assets are assets that are part of the Corporate headquarters or unallocated segment. The principal components of the $86,507 balance at December 31, 2007, were cash of $32,895 and cash surrender of life insurance of $43,701. We will itemize these major components in our future footnotes.

Form 10-K for the Quarter Ended June 30, 2008

Financial Statements for the Period Ended June 30, 2008

Note 6. Discontinued Operations, page 10

7.

Please confirm to us that in future filings you will provide all of the disclosures required by paragraph 47 of SFAS 144, including but not limited to the major classes of assets and liabilities classified as discontinued operations on the face of your balance sheet and the amounts of revenue and pretax profit or loss reported as “income from operations of discontinued business” on the face of your income statement. Additionally, please ensure that your MD&A analysis of results at least briefly explains the changes in income from operations of discontinued business and the changes in the related income tax expense when comparing current results to prior periods.

Response: The sale of the discontinued business was completed in the third quarter, and accordingly, there are no assets and liabilities related to that business in our September 30, 2008 balance sheet that was included in our most recent 10Q. Regarding the disclosure of items included in the income statement, please see below the footnote and MD&A disclosures that were included in our recently filed 10Q.

Footnote disclosure:

In July 2008, the Company closed on the sale of its Filtration Technologies business, the principal operations of which are in Gosford, Australia, and Zhangjiagang, China. At closing, the Company received approximately $45,000,000, which resulted in a pre-tax gain of $6,134,000.

In evaluating the financial statement presentation, the Company concluded that the business met the definition of a discontinued operation, as defined in Statement of Financial Accounting Standards No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets” (FAS No. 144) and, accordingly, the results of operations of this business have been reclassified for all periods presented, and are reported separately as income from discontinued operations. As permitted by FAS No. 144, the consolidated statements of cash flows, up to the date of sale, were combined with cash flows from continuing operations. The cash received from the sale, net of cash transferred, is included as cash flows from investing activities in the cash flow statement.

The results of operations for 2008 reflect activity only up to the closing date of July 25, 2008.

The table below summarizes financial results of the discontinued operation:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(in thousands)	2008	2007	2008	2007

Net sales	$3,316	$11,292	$23,383	$29,006
(Loss)/income from operations of discontinued
business	(404)	658	(91)	1,255
Gain on sale of discontinued business	6,134	-	6,134	-
Income tax (benefit)/expense	(368)	104	(238)	197

No remaining assets are held for sale relative to the Filtration Technologies business.

MD&A disclosure:

Q3 2008 income/loss from discontinued operations includes a pre-tax gain of $6.1 million related to the sale of the business, and a loss of $0.4 million from operating activities of that business up to the July 25, 2008 closing date. The geographical distribution of income and loss resulted in a tax benefit of $0.4 million in Q3 2008. Operating activities of the discontinued operation generated operating income of $0.7 million in the third quarter of 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Review of Operations, page 31

8.

Please consider revising your tabular presentation of prior period restructuring and performance-improvement initiatives expense to separately disclose expense related to restructuring and expense related to performance-improvement initiatives, similar to your disclosure for the current period, as we believe this provides valuable information to your readers about one of the primary factors underlying the changes in your result. In this regard, after locating this breakout in your June 30, 2007 Form 10-Q, we understand that the net increase of $5.5 million for the quarter is comprised of a decrease in restructuring expense of $5.4 million, offset by an increase in idle capacity costs of $1.7 million and an increase in performance-improvement initiatives of $9.1 million, but this is not apparent from your current disclosures. Similarly, after reviewing your June 30, 2007 Form 10-Q, we understand that the net increase of $9.6 million for the six month period is comprised of a decrease in restructuring expense of $7.6 million, offset by an increase in idle capacity costs of $2.4 million and an increase in performance-improvement initiatives of $14.8 million, but this is not apparent from your current disclosures. We believe that investors greatly benefit from understanding that your restructuring and performance –improvement initiatives expenses are behaving in opposite manners and their fluctuations are offsetting each other, and we believe that this tabular disclosure, along with your current narrative disclosures, would make these fluctuations more easily understood.

Response: In our recently filed 10Q, we provided tables in the format that you requested. Please see below an excerpt from the 10Q.

The Company has incurred restructuring and other performance improvement costs in connection with significant restructuring of manufacturing facilities and administrative processes. The tables below present the amount of cost incurred by reportable segment:

Table 3

		Three Months Ended			Nine Months Ended
		September 30, 2008			September 30, 2008

		Costs related to			Costs related to
		Idle capacity and			Idle capacity and
		Performance			Performance
	Restructuring	improvement		Restructuring	improvement
(in thousands)	and other	initiatives	Total	and other	initiatives	Total

Paper Machine Clothing	$6,761	$6,537	$13,298	$13,792	$19,500	$33,292
Albany Door Systems	227	-	227	549	215	764
Albany Engineered Composites	366	-	366	366	-	366
Research expenses	(192)	-	(192)	1,636	-	1,636
Unallocated	(431)	4,166	3,735	(2,518)	14,874	12,356

Consolidated total	$6,731	$10,703	$17,434	$13,825	$34,589	$48,414

Costs related to idle capacity and performance
improvement initiatives were reported in the
statement of income as follows:
Cost of goods sold		$5,975			$16,880
Selling, technical, general and research		4,728			17,709

Total		$10,703			$34,589

Table 4

		Three Months Ended			Nine Months Ended
		September 30, 2007			September 30, 2007

		Costs related to			Costs related to
		Idle capacity and			Idle capacity and
		Performance			Performance
	Restructuring	improvement		Restructuring	improvement
(in thousands)	and other	initiatives	Total	and other	initiatives	Total

Paper Machine Clothing	$13,204	$4,991	$18,195	$23,091	$6,999	$30,090
Albany Door Systems	-	1,085	1,085	2,224	1,085	3,309
Albany Engineered Fabrics	-	452	452	-	452	452
Research	308	-	308	308	-	308
Unallocated	-	2,328	2,328	2,610	6,994	9,604

Consolidated total	$13,512	$8,856	$22,368	$28,233	$15,530	$43,763

Costs related to idle capacity and performance
improvement initiatives were reported in the
statement of income as follows:
Cost of goods sold		$3,886			$4,939
Selling, technical, general and research		4,970			10,591

Total		$8,856			$15,530

9.	We note your analysis of the effective income tax rate and your response to comment 6 from our letter dated May 5, 2008. We have the following comments:

•

We continue to have concerns that your disclosures do not explain to your readers why your effective tax rate has such significant fluctuations from year to year. As indicated in our prior comment, you appear to have had an unusually low effective tax rate in 2007, and we note that for the six month period you had an effective tax rate for continuing operations of approximately 6% in 2007 as compared to 58% in 2008. The disclosures in your Form 10-Q imply that this difference is due to “discrete tax items,” but we believe this explanation is overly broad since you have not identified the specific tax items that differed, nor have you explained why these items would differ by such a large amount from year to year. Please revise your MD&A analysis of results in future filings to explain in more detail why your tax rate fluctuated so significantly.

Response: Please see below the tax footnote and MD&A commentary from the 10Q recently filed.

The following tables present components of income tax expense for the three and nine month periods ending September 30, 2008 and 2007:

Income tax footnote from third quarter 10Q:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

(in thousands)	2008	2007	2008	2007

Income tax based on income from continuing
operations before income taxes and estimated
tax rate of 18% in 2008 and 26% in 2007	$55	($1,079)	$1,989	$2,647

Impact of change in estimated tax rate	(215)	-	-	-

Discrete tax expense/(benefit):
Change in postretirement benefit plan	3,579	-	3,579	-
Enacted legislation change	-	1,944	-	1,944
Adjustments to prior period tax liabilities	356	(750)	1,441	(3,454)
Provision for/resolution of tax audits	(363)	(135)	2,496	(180)
Provision for/adjustment to valuation allowance	351	-	351	-
Other discrete tax adjustments	336	101	520	14

Out-of-period tax adjustment	1,706	-	1,706	-

Total income tax expense on continuing operations	$5,805	$81	$12,082	$971

Income tax expense in 2008 includes an out-of-period adjustment to correct an equivalent favorable discrete tax adjustment of $1,706,000 recorded in the second quarter of 2007. The corrected item has no impact on cash flows for any period presented. The Company does not believe that the corrected item is or was material to any previously issued annual or quarterly financial statements. As a result, the Company has not restated its previously issued annual or quarterly financial statements.

The Company is currently under audit in the U.S. and non-U.S. taxing jurisdictions. The Company records reserves for the outcome of these uncertainties in accordance with FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS No. 109.” It is reasonably possible that a change in the reserve for these uncertainties could occur in the next twelve months. However, it is not possible to estimate a range at this time.

MD&A from third quarter 10Q:

Included in income tax expense for the first nine months of 2008 are discrete tax adjustments that decreased net income by $0.28 per share, and an unfavorable out-of-period adjustment that reduced net income by $0.06 per share. Discrete tax adjustments had the effect of reducing net income for the first nine months of 2007 by $0.06 per share. Please refer to Notes to Consolidated Financial Statements for additional information about the tax adjustments.

•

We note that your Form 10-Q discusses your effective tax rate before discrete tax items, which is a non-GAAP measure. It is unclear to us how your presentation of this measure complies with Item 10(e) of Regulation S-K or our guidance in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (our Non-GAAP FAQ), available at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you wish to present this measure in future filings, please show us how you will modify your disclosure to comply with this non-GAAP guidance.

Response: We discontinued the use of the term “effective tax rate before discrete items.” We have included the following disclosures in the Liquidity section and the non-GAAP disclosure sections of the recently filed 10Q.

Liquidity and Capital Resources

The company currently expects that its tax rate for the remainder of 2008 will be approximately 18 percent, before the effect of any discrete items. However, there is no assurance that this will not change in future periods.

Non-GAAP Measures

Tax rate disclosures:

The Company discloses its tax rate before the effect on any discrete items as a forward-looking estimate of the income tax rate that would be incurred in future quarters. Management believes that this information can provide valuable insight about possible future operating results or cash flows. The estimated tax rate is subject to many variables, including geographical distribution of income or loss, and the total amount of income or loss. The estimated tax rate does not take into account the effect of any discrete tax items (such as changes in tax legislation, resolutions of tax audits, or other events) that could arise in future quarters.

10.

We note your disclosure of per share measures throughout your MD&A analysis. Refer to our Non-GAAP FAQ and provide the disclosures required by Question 11 for each non-GAAP per share measure presented. Please provide similar disclosure in your Form 8-K filed August 8, 2008.

Response: We believe that investors and analysts want to understand the impact on earnings that is caused by certain income and expense items. That information is also important to management. Please see below the Non-GAAP disclosure table that was included in our recently filed 10Q.

Non-GAAP Measures

The Company discloses certain income and expense items on a per share basis. The Company believes that such disclosures provide important insight into underlying earnings. The Company calculates the per share amount for items included in continuing operations by using the tax rate at the end of the applicable reporting period (before the effect of any discrete items) and the weighted average number of shares outstanding for the period. For the gain on sale of the discontinued operation, the Company used the tax rate applicable to that transaction.

Quarter ended September 30, 2008

(in thousands, except per share data)	Pretax amounts	Tax Effect	After-tax Effect	Shares Outstanding	Per Share Effect
Engineered Composites operating loss	$ 3,342	$ 602	$ 2,740	29,857	$0.09
Restructuring and other performance- improvement costs	17,433	3,138	14,296	29,857	0.48
Gain on sale of discontinued operation	6,134	(259)	6,393	29,857	0.21
Discrete tax adjustments	4,259	---	4,259	29,857	0.14
Out of period tax adjustment	1,706	---	1,706	29,857	0.06

Quarter ended September 30, 2007

(in thousands, except per share data)	Pretax amounts	Tax Effect	After-tax Effect	Shares Outstanding	Per Share Effect
Restructuring and other performance- improvement costs	$22,368	$5,592	$16,776	29,492	$0.57
Discrete tax adjustments	1,160	----	1,160	29,492	0.04

Nine months ended September 30, 2008

(in thousands, except per share data)	Pretax amounts	Tax Effect	After-tax Effect	Shares Outstanding	Per Share Effect
Restructuring and other performance- improvement costs	48,414	8,715	39,699	29,743	1.33
Gain on sale of discontinued operation	6,134	(259)	6,393	29,743	0.21
Discrete tax adjustments	8,387	---	8,387	29,743	0.28
Out of period tax adjustment	1,706	---	1,706	29,743	0.06

Nine months ended September 30, 2007

(in thousands, except per share data)	Pretax amounts	Tax Effect	After-tax Effect	Shares Outstanding	Per Share Effect
Restructuring and other performance- improvement costs	$43,763	$10,941	$32,822	29,380	$1.12
Discrete tax adjustments	1,676	----	1,676	29,380	0.06

Definitive Proxy Statement on Schedule 14A

Benchmarking and Use of Consultant, page 22

11.

We note your response to comment 18 of our letter dated May 5, 2008. We continue to believe with respect to the Mercer Executive Compensation Survey and the Private Executive Compensation Survey that if the participants whose data was used were identified to your compensation committee to determine the compensation of your named executive officers, then you must identify those companies in your disclosure, regardless of the contractual restrictions in Watson Wyatt’s agreements.

Response: We acknowledge your position.  We wish to clarify our last response and confirm that, while the composition of the respective participant pools of the Mercer Executive Compensation Survey and the Private Executive Compensation Survey were described to the Compensation Committee in the same general manner as described in our last response, the specific participants were not identified to the committee.  We interpret your comment to mean that, if such is the case, the participants need not be identified in our disclosure; if in future the participants were to be identified to the committee, then they would need to be identified in the proxy statement as well.  Please let us know if that is not the intended meaning of the comment.

We confirm and acknowledge to you that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and,

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Sincerely,

/s/ Michael C. Nahl

 Michael C. Nahl

Executive Vice President and Chief Financial Officer

MCN:cd